UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (Amendment No. 13)

                                  JACLYN, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, $1.00 par value per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   469772 10 7
                                 --------------
                                 (CUSIP Number)


                 William D. Freedman, Esq., Troutman Sanders LLP
                 405 Lexington Avenue, New York, New York 10174
                                 (212) 704-6000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 30, 2005
                                 ---------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

         NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.ss.240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                               (Page 1 of 9 Pages)

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No. 469772 10 7                                          Page 2 of 9 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        Abe Ginsburg
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds*

        N/A
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       USA
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           1,348,353
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        3,454
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      65,769

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,348,353
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        52.4%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No. 469772 10 7                                          Page 3 of 9 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        Allan Ginsburg
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds*

        N/A
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       USA
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           1,348,353
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        166,068
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      1,984

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,348,353
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        52.4%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No. 469772 10 7                                          Page 4 of 9 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        Robert Chestnov
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds*

        N/A
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       USA
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           1,348,353
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        120,953
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      30,923

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,348,353
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        52.4%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D
--------------------------------------------------------------------------------

CUSIP No. 469772 10 7                                          Page 5 of 9 Pages

--------------------------------------------------------------------------------
1.      Names of Reporting Persons.
        I.R.S. Identification Nos. of above persons (entities only)

        Howard Ginsburg
--------------------------------------------------------------------------------
2.      Check the Appropriate Box if a Member of a Group (See Instructions)

        (a)    [X]

        (b)    [ ]
--------------------------------------------------------------------------------
3.      SEC Use Only


--------------------------------------------------------------------------------
4.      Source of Funds*

        N/A
--------------------------------------------------------------------------------
5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items
       2(d) or 2(e) [   ]


--------------------------------------------------------------------------------
6.     Citizenship or Place of Organization

       USA
--------------------------------------------------------------------------------

Number of         7.      Sole Voting Power             0
Shares Bene-              ------------------------------------------------------
ficially Owned    8.      Shared Voting Power           1,348,353
By Each                   ------------------------------------------------------
Reporting         9.      Sole Dispositive Power        155,747
Person With               ------------------------------------------------------
                  10.     Shared Dispositive Power      0

--------------------------------------------------------------------------------
11.     Aggregate Amount Beneficially Owned by Each Reporting Person

        1,348,353
--------------------------------------------------------------------------------
12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [X]

--------------------------------------------------------------------------------
13.     Percent of Class Represented by Amount in Row (11)

        52.4%
--------------------------------------------------------------------------------
14.     Type of Reporting Person (See Instructions)

        IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                               Page 6 of 9 Pages


                AMENDMENT NO. 13 TO JOINT FILING ON SCHEDULE 13D

                                       OF

            THE JACLYN, INC. EMPLOYEE STOCK OWNERSHIP PLAN AND TRUST

                                       AND

        ABE GINSBURG, ALLAN GINSBURG, ROBERT CHESTNOV AND HOWARD GINSBURG

                          WITH RESPECT TO JACLYN, INC.


         The following information supplements and amends the information contained in the joint statement on Schedule 13D dated February 29, 1988 filed by the Jaclyn, Inc. Employee Stock Ownership Plan and Trust ("Trust") and by Abe Ginsburg, Allan Ginsburg, Robert Chestnov and Howard Ginsburg, Trustees of the Trust, relating to the Common Stock, $1.00 par value per share ("Common Stock"), of Jaclyn, Inc., as amended to date (as so amended, the "Statement"). Capitalized terms used herein which are defined terms in the Statement shall have the same meanings herein as in the Statement unless otherwise expressly defined herein.

         1. Item 4. Purpose of Transaction.

         Item 4 of the Statement is hereby amended as follows:

         The third paragraph of Item 4 of the Statement is hereby amended and restated in its entirety to read as follows:

         "Messrs. Abe Ginsburg, Allan Ginsburg, Robert Chestnov and Howard Ginsburg are parties to the Stockholders Agreement. The Stockholders Agreement, among other things, entitles Messrs. Abe Ginsburg, Allan Ginsburg, Robert Chestnov and Howard Ginsburg, in their capacity as a Stockholders' Committee (in such capacity, collectively, the "Stockholders Committee"), acting by the vote of at least two-thirds, or by the unanimous written consent, of the members of the Stockholders Committee, to direct the voting of the shares of Common Stock owned by the stockholders of the Corporation who are parties to the Stockholders Agreement with respect to all matters submitted to stockholders of the Corporation at any annual or special meeting of stockholders of the Corporation or pursuant to a written consent in lieu thereof. At June 30, 2005, the Stockholders Committee was entitled, pursuant to the Stockholders Agreement, to direct the vote with respect to 1,348,353 shares of Common Stock (52.4%)."

         Item 4 of the Statement is hereby amended by adding the following paragraph at the end thereof:

         "The Trust was terminated and the shares of Common Stock held by the Trust are being distributed by the Trust."

                                                               Page 7 of 9 Pages


         2. Item 5. Interest in Securities of the Issuer.

         Item 5 of the Statement is hereby amended in its entirety to read as follows:

         "Item 5.  Interest in Securities of the Issuer.
                   ------------------------------------

         At June 30, 2005, the Trust had been terminated and the shares of Common Stock held by the trust are being distributed by the Trust.

         At June 30, 2005, the members of the Stockholders Committee were the beneficial owners of shares of Common Stock as indicated below.

         (a) Abe Ginsburg beneficially owned 1,348,353 shares. Mr. Ginsburg shared power to direct the voting as to all such shares, had sole dispositive power as to 3,454 of such shares and shared dispositive power as to 65,769 of such shares. The 1,348,353 shares include (i) 65,769 shares owned by a charitable foundation in which Mr. Ginsburg serves as a director and officer and with respect to which he shares dispositive power and (ii) 2,581 shares owned by a charitable foundation in which Mr. Ginsburg serves as a director and officer and with respect to which he has sole dispositive power. Mr. Ginsburg disclaims beneficial ownership of 1,347,480 of the foregoing shares, including, without limitation, those referred to in clauses (i) and (ii) above.

         Mr. Ginsburg shares dispositive power with respect to the 65,769 shares of Common Stock referred to in clause (i) with Mrs. Sylvia Ginsburg. Mrs. Ginsburg's residence address is 1512 Palisade Avenue, Fort Lee, New Jersey 07024. During the past five years, Sylvia Ginsburg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Sylvia Ginsburg is a United States citizen.

         (b) Allan Ginsburg beneficially owned 1,348,353 shares. Mr. Ginsburg has sole dispositive power as to 166,608 of such shares, shared power to direct the voting as to all such shares and shared dispositive power as to 1,984 of such shares. The 1,348,353 shares include (i) 29,884 shares held by him as a custodian for his children, (ii) 10,769 shares owned by his wife, (iii) 8,470 shares held in an individual retirement account, and (iv) 1,984 shares owned by a charitable foundation in which Mr. Ginsburg serves as an officer and trustee and with respect to which he shares voting and dispositive power. Mr. Ginsburg disclaims beneficial ownership of 1,181,745 of the foregoing shares, including, without limitation, those referred to in clauses (i), (ii) and (iv) above. Excludes 11 shares that, as of June 30, 2005, had not been distributed by the Trust.

         Mr. Ginsburg shares voting and dispositive power of the 1,984 shares referred to in clause (iv) with Mrs. Carolyn Ginsburg. Mrs. Ginsburg's residence address is 77 Pine Terrace, Demarest, New Jersey 07627. During the past five years, Carolyn Ginsburg has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) nor has she been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which she was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Carolyn Ginsburg is a United States citizen.

                                                               Page 8 of 9 Pages

         (c) Robert Chestnov beneficially owned 1,348,353 shares. Mr. Chestnov has shared power to direct the voting as to all such shares, sole dispositive power as to 120,593 of such shares and shared dispositive power as to 30,923 of such shares. The 1,348,353 shares include (i) 27,423 shares held of record by him as co-trustee of a trust, (ii) 372 shares owned by his wife, (iii) 6,906 shares held of record by his wife as custodian for their children, (iv) 10,953 shares held in an individual retirement account, and (v) 3,500 shares owned by a charitable foundation in which Mr. Chestnov serves as an officer and director with respect to which he shares voting and dispositive power. Mr. Chestnov disclaims beneficial ownership of 1,227,400 of the foregoing shares, including, without limitation, those referred to in clauses (i), (ii), (iii) and (v) above. Excludes 11 shares that, as of June 30, 2005, had not been distributed by the Trust.

         Mr. Chestnov shares dispositive power with respect to the 27,423 shares referred to in clause (i) and the 3,500 shares referred to in clause (v) with Mr. Richard Chestnov, a private investor, with a residence address at 17142 Whitehaven Drive, Boca Raton, Florida 33496. Richard Chestnov is also a director of the Corporation. During the past five years, Richard Chestnov has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which he was or is subject to a judgment, decree or final order enjoining the future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws. Richard Chestnov is a United States citizen.

         (d) Howard Ginsburg beneficially owned 1,348,353 shares. Mr. Ginsburg has shared power to direct the voting as to all such shares and sole dispositive power as to 155,747 of such shares. The 1,348,353 shares include (i) 55,114 shares held of record by him as custodian for his minor children, (ii) 18,010 shares owned by his wife and (iii) 8,470 shares held in an individual retirement account. Mr. Ginsburg disclaims beneficial ownership of 1,192,606 of the foregoing shares, including, without limitation, those referred to in clauses
(i) and (ii) above. Excludes 11 shares that, as of June 30, 2005, had not been distributed by the Trust.

         The Trust is distributing all of its shares of Common Stock. In addition, on June 30, 2005, Allan Ginsburg, Robert Chestnov and Howard Ginsburg received distributions of 8,470, 10,953 and 8,470 shares of Common Stock, respectively, in connection with the termination of the Trust, and such shares were, in each case, transferred to each such individual's respective individual retirement accounts. Except for the foregoing, none of the members of the Stockholders Committee have effected any transactions in Common Stock during the past sixty days."

         4. Item 6 of the Statement is hereby amended in its entirety to read as follows:

        "Item 6.  Contracts, Arrangements, Understandings or Relationships With
                  --------------------------------------------------------------
Respect to Securities of the Issuer.
-----------------------------------

         There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Trustees and the Trust or between the Trustees and/or the Trust and any other person with respect to any securities of the Corporation, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies, except for the Stockholders' Agreement and the Amendment."

                                                               Page 9 of 9 Pages

                                   SIGNATURES


         After reasonable inquiry and the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.


Dated:  June 30, 2005



                                  /s/ Abe Ginsburg
                                  ---------------------------------------------
                                  Abe Ginsburg


                                  /s/ Allan Ginsburg
                                  ---------------------------------------------
                                  Allan Ginsburg


                                  /s/ Robert Chestnov
                                  ---------------------------------------------
                                  Robert Chestnov


                                  /s/ Howard Ginsburg
                                  ---------------------------------------------
                                  Howard Ginsburg